UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the press release and material change report dated September 29, 2006

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F |_|      Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_|    No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_|    No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_|    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

September 29, 2006
Per: /s/ Sylvain Aubry
Sylvain Aubry
Corporate Secretary

PRESS RELEASE

Couche-Tard Completes Debt Refinancing

____________________________________________________________________________

ATD. A, ATD. B / TSX

Laval, September 25, 2006 — Alimentation Couche-Tard Inc. announces the refinancing of its secured senior term and revolving credit facilities. The new credit facilities are unsecured, will be available at significantly lower interest rates and on more flexible conditions and will provide additional borrowing availability for working capital and general corporate purposes

The credit facilities have been arranged by a group of lenders lead by National Bank of Canada with, among others, Canadian Imperial Bank of Commerce, The Bank of Nova Scotia, Caisse de dépôt et placement du Québec and Bank of America. The credit facilities consist of unsecured revolving facilities of US$500 million with an initial term of 5 years that could be extended each year to its initial 5-year term at the request of the Company with the consent of the lenders.

"We are very pleased with the terms and conditions on which we were able to refinance our bank debt," indicated Richard Fortin, Executive Vice-President and Chief Financial Officer of Alimentation Couche-Tard Inc. "it demonstrates confidence in the Company's operations and financial condition".

On a pro-forma basis, the credit facilities would have reduced the Company's annual financing costs by at least US$ 2 million.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the third largest convenience store operator and the second largest independent (not integrated with a petroleum company) convenience store operator and the most profitable one within such category as a publicly held company. Couche-Tard's network is currently comprised of 5,205 convenience stores, 3,244 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five, which cover 23 States in the United States. Some 38,000 people are employed throughout Couche-Tard's retail convenience network and executive offices.

Couche-Tard Completes Debt Refinancing
September 25, 2006
Page 2 sur 2
__________________________________

Source

Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272

Raymond Paré, Senior Director, Finance
Tel: (450) 662-3272

info@couche-tard.com
www.couche-tard.com

The statements set forth in this press release, which describes Couche-Tard's objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe", "expect" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard's actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Alimentation Couche-Tard Inc.
1600 St-Martin Blvd. East
Tower B, Suite 200
Laval, Quebec H7G 4S7

Item 2	Date of Material Change

September 25, 2006

Item 3	News Release

The material change was disclosed in a press release dated September 25, 2006 issued by Alimentation Couche-Tard Inc. and was disseminated via CNW and filed on SEDAR and EDGAR as of this date.

Item 4	Summary of Material Change

Alimentation Couche-Tard Inc. announces the refinancing of its secured senior term and revolving credit facilities.

Item 5	Full Description of Material Change

The new credit facilities are unsecured, will be available at significantly lower interest rates and on more flexible conditions and will provide additional borrowing availability for working capital and general corporate purposes.

The credit facilities have been arranged by a group of lenders lead by National Bank of Canada with, among others, Canadian Imperial Bank of Commerce, The Bank of Nova Scotia, Caisse de dépôt et placement du Québec and Bank of America. The credit facilities consist of unsecured revolving facilities of US$500 million with an initial term of 5 years that could be extended each year to its initial 5-year term at the request of the Company with the consent of the lenders.

On a pro-forma basis, the credit facilities would have reduced the Company's annual financing costs by at least US$ 2 million.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 8	Executive Officer

Any inquiry with respect to the transactions described herein should be made to:

Richard Fortin
Executive Vice-President and Chief Financial Officer
Tel.: (450) 662-6632

And any inquiry with respect to this material change report should be made to the undersigned using the same telephone number.

Item 9	Date of Report

September 29, 2006

ALIMENTATION COUCHE-TARD INC.

Signed by: (s) Sylvain Aubry
Name:        Sylvain Aubry
Title:          Corporate Secretary